Email: sfeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

May 5, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Esq.,
Division of Corporation Finance,
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Registration Statement on Form S-1 (No. 333-254979)
Registration Statement on Form 8-A (No. 001-40388)

Ladies and Gentlemen:

On behalf of Anebulo Pharmaceuticals, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statements to 4:30 p.m., Eastern time, on Thursday, May 6, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statements.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Dr. Daniel Schneeberger
Mr. David Lachtman
Ben A. Stacke, Esq.

ANEBULO PHARMACEUTICALS, INC.

1415 Ranch Road 620 South, Suite 201

Lakeway, Texas 78734

May 5, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Esq.,
Division of Corporation Finance,
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Registration Statement on Form S-1 (No. 333-254979)
Registration Statement on Form 8-A (No. 001-40388)

Ladies and Gentlemen:

Anebulo Pharmaceuticals, Inc. hereby requests that the effectiveness of the above-referenced Registration Statements be accelerated so that they will become effective at 4:30 p.m., Eastern time, on Thursday, May 6, 2021, or as soon as possible thereafter.

Very truly yours,

ANEBULO PHARMACEUTICALS, INC.

By:	/s/ Daniel Schneeberger, M.D.
Daniel Schneeberger, M.D.
Chief Executive Officer